Exhibit 16.1

July 18, 2016

Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re:	Lakeland Industries, Inc. Commission File Number 000-15535

Dear Sir or Madam:

We have read the Form 8-K of Lakeland Industries, Inc. dated July 14, 2016, and agree with the statements concerning our Firm made in Changes in Registrant’s Certifying Accountant Section (a) Dismissal of Independent Registered Public Accounting Firms paragraphs one, two and three contained therein. We have no basis to agree or disagree with respect to paragraphs four, five and six in Changes in Registrant’s Certifying Accountant Section (a) Dismissal of Independent Registered Public Accounting Firms. We also have no basis to agree or disagree with respect to paragraphs one and two in Changes in Registrant’s Certifying Accountant Section (b) Engagement of New Independent Registered Accounting Firm.

Very truly yours,

/s/ WeiserMazars LLP

WeiserMazars LLP

New York, NY